File No. 812-14035

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Second Amended and Restated Application for an Order under Section 6(c) of the
Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32),
5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c)
and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B)
of the Act

In the Matter of

Sage Quant Management LLC
Sage Quant ETF Trust

ETF Distributors LLC

500 West Putnam Ave., Suite 400

Greenwich, CT 06830

Please send all communications to:

Jane A. Kanter, Esq.
Dechert LLP

1775 I Street, N.W.
Washington, D.C. 20006

Page 1 of 52 pages (including exhibits)

As filed with the Securities and Exchange Commission on March 12, 2013

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TABLE OF CONTENTS

I. SUMMARY OF APPLICATION	4
A. Request for Order	4
B. Comparability of Relief Sought to Prior Relief Granted by the Commission	6
II. BACKGROUND	7
A. The Trust	7
B. The Adviser	8
C. The Underlying Index	8
D. The Distributor	9
III. APPLICANTS’ PROPOSAL	9
A. Operation of the Funds	9
1. Capital Structure and Voting Rights; Book-Entry	9
2. Investment Objectives	9
3. Listing and Trading	11
B. Purchases and Redemptions of Fund Shares and Creation Unit Aggregations	11
1. Placement of Orders to Purchase Creation Unit Aggregations	14
a. General	14
b. NSCC Clearing Process, DTC Process and Process for the Funds	14
c. Transaction Fees	16
d. Timing and Transmission of Purchase Orders	16
2. Payment for Creation Unit Aggregations	17
a. General	17
b. Domestic Funds	17
c. Global Funds and International Funds	17
3. Redemption	18
4. Pricing of Shares	19
C. Depositary Receipts	19
D. Applicability to Future Funds	20
E. Likely Purchasers of Fund Shares	21
F. Disclosure Documents	21
G. Sales and Marketing Materials	22
H. Availability of Information Regarding Fund Shares and Underlying Indices	22
1. Blended Funds, Global Funds, Domestic Funds and International Equity Funds	22

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2. Blended Funds, Domestic Funds and International Fixed Income Funds	24
a. Calculation of Intra-day NAV	24
b. Availability of Intra-day Pricing and Other Information	25
I. Dividend Reinvestment Service	26
J. Shareholder Transaction Expenses	26
K. Shareholder Reports	26
IV. IN SUPPORT OF THE APPLICATION	27
A. Summary of the Application	27
1. Relief Relating to the Funds’ ETF Structure	27
B. Benefits of the Proposal	28
C. The Product Does Not Raise Concerns	28
1. Structure and Operation of the Trust Compared to Current ETFs	28
2. Investor Uses and Benefits of Products	29
V. REQUEST FOR EXEMPTIVE RELIEF	30
A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	30
B. Exemption from the Provisions of Section 22(d) and Rule 22c-1	31
C. Exemption from the Provisions of Section 22(e)	33
D. Exemption from the Provisions of Section 17(a)(1) and 17(a)(2)	36
VI. REQUEST FOR SECTION 12(d)(1) RELIEF	38
A. Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)	38
1. General	38
2. The Acquiring Funds	39
3. Proposed Conditions and Disclosure	39
VII. LEGAL ANALYSIS	41
A. Section 12(d)(1)	41
1. Exemption under Section 12(d)(1)(J)	41
2. Concerns Underlying Section 12(d)(1)(J)	42
B. Sections 17(a), 17(b) and 6(c)	44
VIII. Express Conditions to this Application	46
IX. NAMES AND ADDRESSES	49
X. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES	50

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

x
In the Matter of: Sage Quant Management LLC Sage Quant ETF Trust ETF Distributors LLC 500 West Putnam Avenue Greenwich, CT 06830	: : : : : : : : : : : ::	Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act
File No. 812-14035	x

I.	SUMMARY OF APPLICATION

A. Request for Order

In this Second Amended and Restated Application (“Application”), the undersigned applicants, Sage Quant Management LLC (“Adviser”), Sage Quant ETF Trust (“Trust”) and ETF Distributors LLC (“Distributor” and, collectively with the Adviser, “Applicants”)1 apply for and request an order under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”). The requested Order would permit, among other things, (a) the shares (“Shares” or “Fund Shares”) of certain series of an open-end management investment company (each a series of the Trust and individually referred to as a “Fund” and collectively, “Funds”) to be redeemable in large aggregations only (“Creation Unit Aggregations”); (b) Shares to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as the NYSE Arca, Inc. (“NYSE Arca”) or the Nasdaq Stock Market, Inc. (“Nasdaq”), at negotiated market prices rather than at net asset value (“NAV”); (c) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (d) certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds, in connection with the in-kind purchase and redemption of the investment company’s exchange-traded Shares (clauses (a)-(d) above referred to as the “ETF Relief”).2 Applicants believe that the requested ETF Relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

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1	All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

2	Open-end investment companies and UITs that trade on an Exchange are often referred to as exchange traded funds (“ETFs”).

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Applicants also apply for and request an order pursuant to Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act (included in the term “Order”). Applicants ask that this requested relief (sometimes referred to herein as the “12(d)(1) Relief”) be applicable to (i) the Initial Fund, as defined below, and any Future Funds, as described below, (ii) “Acquiring Funds” as defined immediately below, and (iii) any broker-dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) selling Shares to Acquiring Funds (“Brokers”). The Order, if granted, would permit registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds, to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act. (Such management companies are referred to herein as the “Acquiring Management Companies,” such UITs are referred to herein as “Acquiring Trusts,” and are collectively referred to herein as “Acquiring Funds”). The requested exemptions would also permit each Fund and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(1)(B). In addition, Applicants request relief from Sections 17(a)(l) and (2) (also included in the term “Order”) to permit each Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of the shares of such Fund. An Acquiring Fund may rely on the requested Order, if granted, only to invest in the Funds and not in any other registered investment company.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are (a) reasonable and fair and do not involve overreaching on the part of any person concerned; (b) consistent with the policy of each Initial and Future Fund (each as defined below) and (c) consistent with the general purposes of the Act.

The relief described in this Sub-Section I.A will be collectively referred to as the “Relief.” The Relief requested in this Application relates to a Fund (“Initial Fund”), the Sage Quant Low Volatility and Dividend Fund, identified in Exhibit A to this Application, whose performance will correspond generally to the price and yield performance of the SQ Low Volatility and Dividend Index. In the future, the Adviser intends to create additional series of the Trust or another registered management investment company and series thereof that are not yet described or identified in Exhibit A (“Future Funds” and, together with the Initial Fund, included in the term “Funds”). Each Future Fund will be advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (any such entity is included in the term “Adviser”). The Applicants request that any order issued apply to any Future Fund, or any future series of a registered open-end management investment company registered under the Act that operates pursuant to the terms and conditions stated in this Application and is advised by an Adviser (included in the term “Future Funds”).

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No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations under the Act of the U.S. Securities and Exchange Commission (“Commission”).

B. Comparability of Relief Sought to Prior Relief Granted by the Commission

The requested Relief is very similar to the relief granted by the Commission to other open-end management investment companies including: Highland Funds I, Wisdom Tree Trust, the Select Sector SPDR Trust and the iShares Trust,3 (collectively, “Management Companies”) pursuant to their respective applications for exemptive relief (“Prior Management Company Orders”).

The relief requested herein is also substantially similar to that granted by the Commission to certain UITs: the BLDRS Index Funds Trust (“BLDRS”), Nasdaq-100 Trust, Series 1 (“QQQQs”), Diamonds Trust (“DIAMONDS”), and MidCap SPDR Trust, Series 1 (“MidCap SPDRs”), the SPDR Trust, Series I, a unit investment trust (“SPDR Trust”).4 The Prior UIT Orders and the Prior Management Company Orders are collectively referred to herein as the “Prior Orders.” The Management Companies and the UITs are collectively referred to herein as “Prior ETFs.”

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3	Highland Capital Management, L.P., et al., Investment Company Act Release No. 29918 (Jan. 17, 2012) (“Highland Order”); WisdomTree Investments, et al., Investment Company Act Release No. 27391 (June 12, 2006) and as subsequently amended (“WisdomTree Order”); Barclays Global Fund Advisor, Investment Company Act Release No. 24451 (May 12, 2000) and as subsequently amended (“iShares Order”); Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998) and as subsequently amended (“Select Sector SPDRs Order”).

4	In the Matter of BLDRS Index Fund Trust, et al., Investment Company Act Release Nos. 27768 (March 21, 2007) and 25797 (November 8, 2002) (“BLDRS Orders”); In the Matter of the Nasdaq-100 Trust, et al. Investment Company Act Release No. (23702, February 22, 1999) (“Nasdaq-100 Trust Order”); In the Matter of Diamonds Trust, et al., Investment Company Act Release No. 22979 (December 30, 1997) (“Diamonds Order”); and In the Matter of MidCap SPDR Trust, Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (“MidCap Order”); and In the Matter of SPDR Trust Series 1, Investment Company Act Release No. 19055 (October 26, 1992) (“SPDR Order”); (The term “Prior UIT Orders” is used herein when referring to the four aforementioned orders).

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II.	BACKGROUND

A. The Trust

The Trust is a Delaware statutory trust registered under the Act as an open-end management investment company. It is authorized to offer an unlimited number of series. The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A (File No. 333-183155) filed with the Commission under the Act and the Securities Act of 1933 (“Securities Act”)(“Registration Statement”). The Trust will create new Funds, each of which will operate pursuant to the terms and conditions stated in the Application. Each Fund will consist of a portfolio of securities and other assets or positions (“Portfolio Instruments”) selected to correspond generally to the price and yield performance of a specified index (each securities index is an “Underlying Index” or “Index”). The Initial Fund will be a domestic fund based on the SQ Low Volatility and Dividend Index, which is comprised solely of securities within the meaning of the Act. Future Funds may be based on Indices that only contain global equity securities (“Global Equities”) and Indices that only contain global fixed income securities (“Global Fixed Income”) (collectively, any Future Fund based on a Global Fixed Income Index or Global Equity Index are “Global Funds”).

Other Future Funds may be based on Indices that contain: (i) only domestic equity securities (“Domestic Equity”), (ii) only domestic fixed income securities (“Domestic Fixed Income”), (iii) a blend of domestic equity and fixed income securities (“Blended Domestic,” collectively Blended Domestic, Domestic Equity and Domestic Fixed Income Funds, are referred to as “Domestic Funds”); (iv) only international equity securities (“International Equity”); (v) only international fixed income securities (“International Fixed Income”); or (vi) a blend of International Equity and International Fixed Income securities (“Blended International,” collectively Blended International, International Equity and International Fixed Income Funds, are referred to as “International Funds”). Collectively, the Blended Domestic Funds, Blended International Funds and a combination of Blended Domestic and Blended International Funds (“Blended Global Funds”) are the “Blended Funds,” as further described herein.5

Each Fund that intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986 (“Code”) will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements of the Code. Each Fund will be entitled to use its Underlying Index pursuant to a licensing agreement with the relevant Index provider, any entity that creates, compiles, sponsors, or maintains an Underlying Index (“Index Provider”), or pursuant to a sub-licensing arrangement with the Adviser, which will enter into a licensing agreement with the relevant Index Provider. An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of securities in the index (the constituent securities of an Index are referred to as “Component Securities”), the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

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5	For purposes of this Application, the Component Securities, as defined below, of Indices used for Domestic Funds are those that principally trade in the U.S. The Component Securities of Indices used for International Funds will principally trade in a market other than the U.S. Finally, certain of the Component Securities of Indices used for Global Funds will trade in the U.S. while other Component Securities will trade in a market other than the U.S.

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B. The Adviser

An Adviser will be the investment adviser to the Funds. Sage Quant Management LLC is a Delaware limited liability company. Any Adviser is or will be registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”). The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Trust and any Fund, if warranted. Any sub-adviser to the Trust or a Fund will be registered or not subject to registration under the Advisers Act and will not otherwise be affiliated (within the meaning of Section 2(a)(3) of the Act) with the Trust (each a “Sub-adviser” and, collectively, “Sub-advisers”).

The Adviser, subject to the oversight and authority of the board of trustees of the Trust (“Board”), will implement each Fund’s investment program and oversee the day-to-day portfolio activities of each Fund. If the Adviser engages a Sub-adviser, the Adviser will develop the overall investment program for each Fund and oversee the Sub-adviser’s activities. The Sub-adviser’s role will be the same, regardless of whether a Fund uses a replication or representative sampling strategy, as discussed herein.

The Adviser will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and will furnish or arrange for the provision of office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund.

Applicants note that affiliates of the Adviser or any Sub-adviser may be hired to provide other services, such as administration, custody, distribution, or transfer agency services, to the Funds, subject to the Board’s approval.

C. The Underlying Index

The Underlying Index for the Initial Fund is described in Exhibit A. No Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, a promoter of a Fund, the Adviser, a Sub-adviser, or a Distributor (as defined below). The Adviser will obtain any necessary licensing arrangements with the Index Provider to offer the Fund Shares. To the extent such licensing arrangements are legally required, they have already been entered into or will be in effect at the time secondary market trading of such Fund Shares commences. The Adviser will provide any licenses without charge to the Funds. The Index Provider for the Initial Fund will be CJLT, LLC.

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D. The Distributor

The Distributor, a broker-dealer registered under the Exchange Act, will act as the distributor and principal underwriter of the Creation Unit Aggregations of Shares and will distribute Shares on an agency basis. (See Section III.A. below for a discussion of the Distributor’s role and duties.) No Distributor will be affiliated with any Exchange or any Index Provider. The Distributor will comply with the terms of the Application, to the extent applicable. Applicants request that the Order also apply to any other future principal underwriter and distributor to Future Funds (“Future Distributor”), provided that any such Future Distributor complies with the terms and conditions of this Application, to the extent applicable.

III.	APPLICANTS’ PROPOSAL

A. Operation of the Funds

1.	Capital Structure and Voting Rights; Book-Entry

Beneficial Owners of a Fund, as defined below, will have one vote per Fund Share or dollar with respect to matters for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Delaware statutory trust law. Fund Shares will be registered in book-entry form only. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Fund Shares. Beneficial ownership of Shares (owners of such beneficial interest referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g., brokers, banks, trust companies, and other financial institutions) (“DTC Participants”). Beneficial Owners of Fund Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. Beneficial Owners of Fund Shares will receive all of the notices, statements, shareholder reports, and other communications required under the Act and other applicable laws. No Beneficial Owner shall have the right to receive a certificate representing Fund Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at the Fund’s expense through the customary practices and facilities of Depository and the DTC Participants.

2.	Investment Objectives

The investment objective of each Fund will be to provide investment returns that closely correspond, before fees and expenses, generally to the price and yield performance of its Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Adviser and/or Sub-adviser may utilize a “replication” strategy (as described below), or a “representative sampling” strategy to track its Underlying Index. Using the sampling strategy, the Adviser or Sub-adviser will select each security for inclusion in the Fund’s portfolio to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund’s Underlying Index, taken in its entirety. If representative sampling is used, a Fund will not be expected to track its Underlying Index with the same degree of accuracy as a Fund employing the replication strategy. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index or to maintain RIC compliance. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than five percent (5%), net of fees or expenses.

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At least 80% of each Fund’s total assets (exclusive of collateral held from securities lending) will be invested in Component Securities of its respective Underlying Index, or in the case of Domestic Fixed Income Funds and Blended Domestic Funds, in Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Component Securities, and in the case of Global Funds and International Funds, in Component Securities and Depositary Receipts (as defined below) representing such Component Securities. Each Fund may also invest the remaining 20% of its total assets in securities not included in its Underlying Index and other financial instruments (“20% asset basket”). For example, a Fund may invest in securities that are not components of its Underlying Index in order to reflect various corporate actions (such as mergers) and other changes in such Index (such as reconstitutions, additions and deletions). Any investment selected by the Adviser or Sub-adviser for inclusion in the Fund’s 20% asset basket, as the case may be, will be selected based on the Adviser’s or the Sub-adviser’s belief that such an investment will assist the Fund in tracking the performance of its Underlying Index. As long as each Fund invests at least 80% of its total assets in Component Securities of its Underlying Index, each Fund may invest its other assets in futures contracts, options on futures contracts, options and swaps, as well as cash and cash equivalents and other investment companies all in accordance with the requirements of the Act and rules promulgated thereunder.6

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6	Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, registration statement, and any applicable investment restrictions. Such investments would be made through purchases of shares in the secondary market or through receipt of shares as part of the Deposit Instruments, as defined below, contributed to a Fund through the in-kind purchase of one or more Creation Unit Aggregations. A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the Portfolio Instruments, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index. For example, a Fund might invest in shares of a single ETF instead of shares of one or more Component Securities in its Underlying Index. The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of Portfolio Instruments is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to Component Securities in its Underlying Index through its investment in a single ETF holding similar securities. Further, in some circumstances, an ETF may itself be a component of the Underlying Index.

However, no Fund that invests in securities of other investment companies or companies relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission for short term cash management purposes, may rely on the 12(d)(1)(A) Relief to sell Shares to other investment companies in excess of the limits in Section 12(d)(1)(B) of the Act.

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3.	Listing and Trading

The Trust intends to submit an application to list the Shares on an Exchange. The Distributor will serve as principal underwriter only of the Creation Unit Aggregations of Shares. The principal secondary market for the Shares will be the Exchange on which they are primarily listed, as applicable (“Primary Listing Exchange”). The Distributor will not maintain a secondary market in Shares. Shares traded on the Primary Listing Exchange or other Exchange will be traded in a manner similar to SPDRs, MidCap SPDRs, DIAMONDS, and iShares and it is expected that one or more Exchange member firms will be designated to act as a specialist or market maker (“Market Maker”) and maintain a market for the Shares trading on the Primary Listing Exchange or such other Exchange.7 No Exchange Specialist for Shares of any Fund will be an affiliated person of the Fund, except under Section 2(a)(3)(A) of the Act solely due to ownership of shares.

B. Purchases and Redemptions of Fund Shares and Creation Unit Aggregations

The Trust will offer, issue and sell Fund Shares of each Fund to investors only in Creation Unit Aggregations through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each Business Day, which is defined to include any day that the Trust is open for business as required by Section 22(e) of the Act and on days not required under Section 22(e) of the Act. The Trust will sell and redeem Creation Unit Aggregations of each Fund only on a Business Day. Applicants anticipate that the price of a Fund Share will range from $25 to $250, and that the price of one Creation Unit Aggregation will range from $1,000,000 to $10,000,000.

Fund Shares will be listed and traded on an Exchange in the same manner as other equity securities. The price of Fund Shares trading on an Exchange will based on a current bid-offer market.

In order to keep costs low and, potentially, permit closer tracking of each Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Unit Aggregations and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Unit Aggregations by making an in-kind deposit of specified securities (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified securities (“Redemption Instruments”).8

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7	Each specialist or Market Maker designated as such for a particular Fund listed on an Exchange is referred to as the “Exchange Specialist.”

8	The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

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On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions),9 except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;10

(c) “TBA Transactions,”11 short positions, derivatives and other positions that cannot be transferred in kind12 will be excluded from the Deposit Instruments and the Redemption Instruments.13

(d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio;14 or

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9	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for the Business Day.

10	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

11	A “to-be-announced transaction” or “TBA Transaction” is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

12	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

13	Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).

14	A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

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(e) for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to a Creation Unit Aggregation and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit Aggregation, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Cash Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

Purchases and redemptions of Creation Unit Aggregations may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a) to the extent there is a Cash Amount, as described above;

(b) if on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;15

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each defined below); or (ii) in the case of International Funds, Blended Global Funds and Global Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

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15	In determining whether a particular Fund will sell or redeem Creation Unit Aggregations entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation unit Aggregations either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

13

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because (i) such instruments are, in the case of the purchase of a Creation Unit Aggregation, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of an International Fund, Blended Global Fund or Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.16

Each Business Day, before the open of trading on the Primary Listing Exchange, the Fund will cause to be published through the NSCC (as defined below) the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day.17 The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

1.	Placement of Orders to Purchase Creation Unit Aggregations

a. General

All orders to purchase Creation Unit Aggregations must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case, has executed a participant agreement with the Distributor. Investors may obtain a list of Authorized Participants from the Distributor. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

b. NSCC Clearing Process, DTC Process and Process for the Funds

Purchase orders for creations and redemptions of each Fund’s Creation Unit Aggregations will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below.18 For Blended Funds, the clearance and settlement of each Blended Fund’s Creation Unit Aggregations will depend on the nature of the security, consistent with the processes discussed below.

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16	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

17	If the Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions.

18	Settlement and clearing of foreign equity securities presently cannot be made using either the NSCC Clearing Process or the DTC Process. This is true for current ETFs which hold foreign securities (see International iShares and the International Vanguard ETFs, for example).

14

For Domestic Equity Funds, the enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities, such as Domestic Equity Fund Shares. The enhanced clearing process (“NSCC Clearing Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (“DTC Process”), which is available to all DTC participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC will charge a Fund more than NSCC to manually settle a purchase or redemption of Creation Unit Aggregations.

For Global Funds and International Equity Funds, the purchase of a Creation Unit Aggregation will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian, as defined below. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Instruments and cash as determined according to the procedures described above in Section III.B (“Creation Deposit”). Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. The sub-custodians will confirm to the Custodian that the required securities have been delivered, and the Custodian will notify the Adviser and Distributor. The Distributor will then furnish the purchaser with a confirmation and Prospectus.

Except as described below, Fund Shares and Deposit Instruments of the Domestic and International Fixed Income Funds will clear and settle in the same manner as the Fund Shares and Deposit Instruments of the Global, Domestic Equity and International Equity Funds. The Fixed Income Fund Shares and Deposit Instruments will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.19 Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Fund Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Fund Shares only upon validation that such securities have settled correctly. The settlement of Fund Shares will be aligned with the settlement of the underlying Deposit Instruments and generally will occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Global, Domestic and International Fixed Income Fund. Applicants do not believe the issuance and settlement of Creation Unit Aggregations, in the manner described above, will have any negative impact on the arbitrage efficiency or the secondary market trading of Domestic and International Fixed Income Fund Shares.

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19	See In the Matter of iShares Trust, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.

15

Each Fund recoups the settlement costs charged by NSCC and DTC by imposing a transaction fee (“Transaction Fee”) on investors purchasing or redeeming Creation Unit Aggregations. For this reason, investors purchasing or redeeming through the DTC process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.

c. Transaction Fees

The Transaction Fees will be borne only by purchasers and redeemers of Creation Unit Aggregations and will be limited to amounts that have been determined by the Adviser to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when investors purchase or redeem Creation Unit Aggregations.20 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Unit Aggregations.21 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments. Variations in the Transaction Fee may be imposed from time to time.

d. Timing and Transmission of Purchase Orders

All orders to purchase Creation Unit Aggregations, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (“Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and any accompanying cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a prospectus for the Fund (“Prospectus”) and a confirmation to those placing purchase orders and will maintain a record of the instructions given to a Fund to implement delivery of its Shares.

A Creation Unit Aggregation of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Instruments and the payment of any cash included in the Creation Deposit has been completed. Notwithstanding the foregoing, to the extent contemplated by the agreement between the Distributor and an Authorized Participant (“Participant Agreement”), Creation Unit Aggregations will be issued to an Authorized Participant notwithstanding the fact that the corresponding Creation Deposit has not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral.

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20	In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

21	Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

16

2.	Payment for Creation Unit Aggregations

a. General

Persons purchasing Creation Unit Aggregations from a Fund must transfer a Creation Deposit, plus the applicable Transaction Fee.

b. Domestic Funds

Creation Deposits placed using the DTC Process must be delivered through an Authorized Participant. Authorized Participants wishing to place an order creating Creation Unit Aggregations to be effected using the DTC Process must state that they are not using the NSCC Process and that the creation of Creation Unit Aggregations instead will be effected through a transfer of securities and cash. The Creation Deposit transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Instruments through DTC to the account of the Fund by no later than 11:00 a.m. ET of the next Business Day immediately following such Transmittal Date. Any applicable cash must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund no later than 2:00 p.m. ET on the next Business Day immediately following the Transmittal Date. An order to create Creation Unit Aggregations using the DTC Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the NAV Calculation Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Fund does not receive the requisite Creation Deposit in a timely fashion on the next Business Day immediately following the Transmittal Date, such order will be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using the Creation Deposit for that Business Day. The delivery of Creation Unit Aggregations purchased through the DTC Process will occur within the normal settlement cycle, currently no later than the third (3rd) Business Day following the day on which the creation order is deemed received by the Distributor.

c. Global Funds and International Funds

The purchase of a Creation Unit Aggregation of a Global Fund and International Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Creation Deposit. Deposit Instruments and cash must be delivered to the accounts maintained at the applicable sub-custodians. The Funds and any sub-custodian contract relating to a Fund’s assets will comply with Rule 17f-5 under the Act.

17

In the case of each of the Domestic Funds, Global Funds and the International Funds, the composition of the Deposit Instruments may change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index.

3.	Redemption

Just as Fund Shares can be purchased from a Fund only in Creation Unit Aggregations, such Fund Shares similarly may be redeemed only if tendered in Creation Unit Aggregations (except in the event the Fund is liquidated).22 To redeem, an investor must accumulate enough Shares to constitute a Creation Unit Aggregation. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. Therefore, all redemption requests received by the Funds prior to the NAV Calculation Time will receive the NAV determined immediately thereafter, whereas all redemption requests received by the Funds after the NAV Calculation Time will receive the NAV calculated on the immediately following Business Day. Creation Unit Aggregations of each Fund will be redeemed as described in Section III.B. above.

In the case of a redemption request made through the DTC Process, such request must be preceded or accompanied by the requisite number of Fund Shares specified, which delivery must be made through DTC to the Fund no later than 11:00 a.m. ET on the next Business Day immediately following the Transmittal Date and all other procedures set forth in the Participant Agreement must be properly followed. When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Unit Aggregations from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of Redemption Instruments and cash as determined according to the procedures described above in Section III.B. from the Fund to the entity placing the redemption request. The DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio Instruments and Fund Shares. Therefore, both the Fund and the entity placing the redemption request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Instrument. Transmission of the cash as determined according to the procedures described above in Section III.B. and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Unit Aggregations using the DTC Process will be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process.

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22	In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. Although individual Shares will not be automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted power to alter the number of Shares in a Creation Unit Aggregation. Therefore, in the event of a termination, the Board in its discretion could determine to permit Shares to be individually redeemable. In such circumstances, the Trust could elect to pay cash redemptions to all shareholders, with an in-kind election for shareholders owning in excess of a certain stated minimum amount.

18

The right to redeem Fund Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain Global Funds and International Funds.

4.	Pricing of Shares

The price of Fund Shares will be based on a current bid/offer in the secondary market. The price of Fund Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Fund Shares, available for purchase or sale on an intra-day basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at, or above the most recently calculated NAV of such Fund Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Fund Shares on an Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Fund Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Instruments and the estimated Cash Amount, will be key features of the Trust particularly attractive to certain types of investors. The pricing of Fund Shares by means of bids and offers on an Exchange would be similar to the pricing of shares of many other ETFs.

The pricing of Fund Shares by means of bids and offers in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by QQQQs, BLDRS, SPDRs, MidCap SPDRs, DIAMONDS, iShares and Select Sector SPDRs, whose individual securities all trade in the secondary market. The Applicant has been informed that QQQQs, BLDRS, SPDRs, MidCap SPDRs, DIAMONDS, iShares, and Select Sector SPDRs have traded at, or very close to, their respective NAVs since their trading commenced. Like those products, the price at which Fund Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit Aggregations at NAV, which, Applicants believe, should ensure that Fund Shares similarly do not trade at a material premium or discount in relation to NAV.

C. Depositary Receipts

Each Fund is subject to representations as to the percentage of its portfolio that will be invested in Component Securities of its Underlying Index. As discussed above, it is represented that each Fund will invest at least 80% of its assets in Component Securities. Although each Fund seeks to reserve the ability to invest in Depositary Receipts representing Component Securities, it is not anticipated that any of the Funds will invest a significant portion of its assets in Depositary Receipts. Applicants intend that any Global Fund and International Fund would be able to treat Depositary Receipts that represent Component Securities of its Underlying Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in a Global Fund’s and International Fund’s portfolio.

19

Depositary Receipts are typically issued by a financial institution (“depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.23 A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

D. Applicability to Future Funds

The Applicants have identified in Exhibit A to this Application the Underlying Index on which the Initial Fund is to be based and for which the Relief is requested. In the future, the Trust may offer Shares of Future Funds that seek to match the performance of other Underlying Indices. The requested Order would permit the introduction of Funds that (1) are advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser; (2) track Underlying Indices that are created, compiled, sponsored and maintained by a nonaffiliated person of the Adviser, the Distributor, the Trust or any Sub-adviser; and (3) comply with the respective terms and conditions of the Order.24

Each Fund will always have a fixed number of Fund Shares in a Creation Unit Aggregation.25 As discussed in Section III.A.3 above, Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities.

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23	Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any other Fund, Adviser or Sub-adviser will serve as the depositary bank for any Depositary Receipts held by a Fund.

24	Each Future Fund would remain fully subject to the requirements of the Exchange Act and to any applicable listing standards or individualized listing approvals required under Rule 19b-4 under the Exchange Act.

25	It is currently expected that the initial price of a Creation Unit Aggregation will be a minimum of $1 million and will fall in the range of $1 million to $10 million, and that the initial trading price per individual Share of each Fund will fall in the range of $15 to $100. The size of a Creation Unit Aggregation as stated in a Fund’s Prospectus may be changed from time to time if the individual Share price of such Fund increases to such an extent that the Creation Unit Aggregation price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

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E. Likely Purchasers of Fund Shares

Applicants believe that there will be four main types of market participants interested in buying and selling Fund Shares in Creation Unit Aggregations:

•	institutional investors who wish to keep a portion of their portfolio indexed to one or more Underlying Indices, and who choose Fund Shares because they are a cost effective means to do so and/or because they can be bought and sold intra-day, unlike most investment company securities;

•	arbitrageurs and liquidity suppliers who seek to profit from any slight premium or discount in the market price of individual Fund Shares on the Exchange versus the NAV of those Fund Shares;

•	Authorized Participants who may from time to time find it appropriate to purchase or redeem Creation Unit Aggregations in connection with their market-making activities on an Exchange; and

•	institutional investors who purchase Creation Unit Aggregations and break them down into the constituent Fund Shares and sell those Fund Shares directly to individual investors.

Applicants expect that secondary market purchasers of Fund Shares will include both institutional and retail investors for whom such Fund Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the industry, market, market segment or market sector represented by the Underlying Index.

F. Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a UIT or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Unit Aggregations will be (i) redeemable, (ii) issued by an open-end management company and (iii) continually in distribution, the provisions cited above require the delivery of a statutory prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of the Funds’ Prospectuses to Brokers. It will be the responsibility of the Brokers to provide a Prospectus for every secondary market purchase of Fund Shares.

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G. Sales and Marketing Materials

The Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.”

Although the Trust is classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, the Trust will be marketed as an “exchange-traded fund.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Unit Aggregations, or Fund Shares being listed and traded on an Exchange or refer to redeemability, will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund or tender such Fund Shares for redemption to the Fund only in Creation Unit Aggregations. This type of disclosure will be provided in shareholder reports and investor educational materials issued or circulated in connection with Fund Shares.

H. Availability of Information Regarding Fund Shares and Underlying Indices

1.	Blended Funds, Global Funds, Domestic Funds and International Equity Funds

In addition to the list of names and amounts of each security constituting the current Deposit Instruments of the Creation Deposit, on each Business Day, the Cash Amount effective as of the previous Business Day, per each outstanding Fund Share, will be made available. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy. In addition, the following information will be disseminated: (i) continuously throughout the regular trading hours on the relevant Primary Listing Exchange (anticipated to be 9:30 a.m. to 4:00 p.m. ET) the market value of Shares by the Primary Listing Exchange over the Consolidated Tape, and (ii) every 15 seconds throughout such regular trading hours, the estimated intra-day NAV of Fund Shares (which estimate will include the previous day’s Cash Amount and is expected to be accurate to within a few basis points).26 Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.27 The intra-day value of each Index, based on the market price of its Component Securities,28 will be disseminated every 15 seconds over the Consolidated Tape and may also be disseminated through organizations authorized by the Index Provider each Business Day.29

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26	The Applicants understand that Nasdaq listed securities are subject to the Nasdaq Unlisted Trading Privileges Plan (“UTP Plan”), which provides for dissemination of quotation and trade information for Nasdaq securities, whereas securities from other Listing Exchanges (e.g., the NYSE Arca) are subject to the Consolidated Tape Association Plan (“CTA Plan”). The UTP Plan and the CTA Plan were each approved by the Commission pursuant to the provisions of Section 11A of the Exchange Act.

27	The Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Index Dissemination Service data feed. This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg, and Standard & Poor’s Comstock.

28	With respect to the Initial Fund, because the Portfolio Instruments of such Fund and the Component Securities of its Index are not listed on an exchange, the estimated intra-day NAV of the Initial Fund Shares and the intra-day value of the Index will be calculated no less frequently than every 15 seconds.

29	Applicants intend that all Underlying Index values will be disseminated only during U.S. market hours. The values of the Indices used for Domestic Funds will be disseminated every 15 seconds each Business Day throughout regular U.S. market hours. As with Indices underlying existing international and global ETFs, the value of each Index used for International and Global Funds will be disseminated every 15 seconds each Business Day to reflect (i) changing market prices if there is any overlap between the normal market hours in the U.S. and the market(s) covered by such Index (otherwise closing or last-sale prices in the applicable non-U.S. market are used), and (ii) changing currency exchange rates.

22

These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the regular trading hours by the Primary Listing Exchange through the Consolidated Tape, Consolidated Quote Association or by organizations authorized by the Index Provider. In addition, the Index Provider will disseminate, over the Consolidated Tape or these organizations, values for each Underlying Index once each trading day, based on closing prices of the securities in such Indices. Each Fund will make available on a daily basis, through NSCC, information described in Section III.B above. The NAV for each Fund will be calculated and disseminated daily. As discussed further herein, the website, accessible to all investors at no charge, will publish the current version of the Prospectus and Statement of Additional Information (“SAI”) and the Underlying Index for each Fund. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

Applicants also expect that the Primary Listing Exchange will disseminate a variety of data with respect to each Fund on a daily basis; information with respect to the NAV, net accumulated dividend, final dividend amount to be paid, Fund Shares outstanding, estimated Cash Amount and total Cash Amount per Creation Unit Aggregation will be made available prior to the opening of the Primary Listing Exchange.

As discussed above, the closing prices of the Funds’ Deposit Instruments are readily available from, as applicable, the relevant markets, automated quotation systems, published or other public sources or on-line information services such as Bloomberg L.P. (“Bloomberg”) or Reuters.

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2.	Blended Funds, Domestic Funds and International Fixed Income Funds

Except as noted herein, Applicants expect that information regarding the Blended Funds (with respect to its ownership of fixed income securities), International Fixed Income Funds and their respective Underlying Indices will be made available exactly as described above.30

a. Calculation of Intra-day NAV

As with the equity securities held by Blended Funds, Global Funds, Domestic Equity Funds and International Equity Funds, an estimated intra-day NAV will be calculated by an independent third party such as Bloomberg every 15 seconds during the Primary Listing Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Primary Listing Exchange. The estimated NAV will be updated throughout the day to reflect changing prices using multiple prices from independent third party pricing sources. Applicants represent (i) that the estimated NAV will be calculated by an independent third party; (ii) that the estimated NAV will be calculated using prices obtained from multiple independent third-party pricing sources throughout the day; and (iii) that the estimated NAV will be calculated in accordance with pre-determined criteria and set parameters so that an individual “price” based on an analysis of multiple pricing sources is obtained for each of the Deposit Instruments.

Because bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources. The estimated NAV will be calculated by using a combination of: (i) executed bond transactions as reported on the Financial Industry Regulatory Authority’s (“FINRA”) Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from Brokers; and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

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30	The composition and return of each Underlying Index for an International Fixed Income Fund will be calculated and disseminated once each Business Day at the end of the day. The end-of-day values of any Global Fund or International Fixed Income Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

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b. Availability of Intra-day Pricing and Other Information

As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed transaction prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on FINRA’s website on a “real time” basis (subject to a 15 minute delay) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indices and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Blended Fund, Global Fund, International Fund, or Domestic Fixed Income Fund’s Deposit Instruments and the reasonableness of such Fund’s estimated intra-day NAV using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.31

End of day prices of each Blended, Global, International and Domestic Fixed Income Fund’s Deposit Instruments are readily available from published or other public sources, such as TRACE, or on-line client based information services provided by major broker-dealers, IDC, Bridge, Bloomberg, and other pricing services commonly used by bond mutual funds and other institutional investors.

In addition to the available information described above, the Applicants note that shares of existing ETFs have been, and should continue to be, followed closely by many stock market and mutual fund professionals, as well as by major newspapers and magazines, that offer their analysis of why investors should purchase, avoid, hold or sell the shares of the various ETFs. This should help to ensure not only that there is a large amount of data available about the Funds, including information about intra-day pricing, but also that such data is packaged, analyzed and widely disseminated to the investing public.

Because, as discussed above, information about the intra-day prices of the bonds in each Underlying Index is readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to make their own assessments of the intra-day value of each Blended, Global and Fixed Income Fund’s Deposit Instruments and such Fund’s estimated NAV and to use this information to take advantage of arbitrage opportunities. 32

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31	“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association — Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

32	In the unusual event that the Adviser or any Sub-adviser determines there is not sufficient intra-day pricing information about a bond in an Underlying Index, the Adviser or any Sub-adviser would likely exclude the bond from the Fund’s Deposit Instruments and, in accordance with the parameters set forth herein, would invest in bonds that are not included in the Underlying Index, but for which more pricing information is available.

25

I. Dividend Reinvestment Service

The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual Brokers may make a dividend reinvestment service available to their clients Interested investors will be able to contact their Brokers to ascertain the availability and a description of such a service through such Brokers.

J. Shareholder Transaction Expenses

No sales charges for purchases of Fund Shares of any Fund will be imposed. As indicated above in Section III.B.1.c., each Fund may impose a Transaction Fee in connection with the purchase and redemption of Creation Unit Aggregations. Investors purchasing and selling Fund Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

K. Shareholder Reports

With each distribution by a Fund, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Fund Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Fund Share, as well as an annual notification as to the tax status of the Funds’ distributions.

Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Fund Shares at the end of the fiscal year, an annual report containing financial statements audited by independent public accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Fund Shares.

26

IV.	IN SUPPORT OF THE APPLICATION

A. Summary of the Application

1.	Relief Relating to the Funds’ ETF Structure

Applicants seek an Order from the Commission permitting (1) the Funds to issue Fund Shares that are redeemable in Creation Unit Aggregations only; (2) secondary market transactions in Fund Shares at negotiated prices, rather than at the current offering price as described in the Fund’s Prospectus; (3) redemption of Fund Shares beyond seven (7) calendar days in cases of certain International Funds which hold Portfolio Instruments with a longer settlement period; and (4) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Unit Aggregations; all as more fully set forth below.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that Fund Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Fund Shares should provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Fund Shares, a low-cost market-basket security for small and medium-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indices more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in the U.S. market; attract capital to the U.S. equity market; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the Shares of the Trust are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to a registered investment company and the purchase of securities from a registered investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction .. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].

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Absent the unusual circumstances discussed previously in the Application, Deposit Instruments and Redemption Instruments for a Fund will be the same for all purchasers or redeemers, respectively, and will correspond pro rata to the Fund’s Portfolio Instruments. The sale and redemption of Creation Unit Aggregations of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Unit Aggregations are sold and redeemed by the Trust at their NAV. The Creation Deposit for a Fund and the Redemption Instruments and Cash Amount are based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit Aggregations, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policies and that of each Fund as described herein; and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are substantially similar to those granted in the Highland Order, the WisdomTree Order, the iShares Order, and the Select Sector SPDRS Order.

B. Benefits of the Proposal

The Applicants understand that SPDRS, DIAMONDS, QQQQs and iShares, among other ETFs, have consistently traded at, or very close to, their respective NAVs during the period from January 29, 1993 through December 31, 2007. While past performance is no guarantee of future results, the Applicants believe that the close correspondence between the NAVs and market prices of SPDRs, DIAMONDS, QQQQs and iShares, is due to the unique feature of in-kind purchases and redemptions, which historically has facilitated price-correcting arbitrage activity. Given that the Funds’ structure will be virtually identical to these ETFs, the Applicants expect Fund Shares to trade at or close to NAV. Since each Fund intends to replicate its Underlying Index (unless the Board has determined that doing so would not be in the best interests of the Fund investors), the Applicants believe that there will be an extremely high correlation between the Underlying Indices and the Funds. The Applicants believe that this high correlation will tend to minimize tracking error.

C. The Product Does Not Raise Concerns

1.	Structure and Operation of the Trust Compared to Current ETFs

Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Transparency of ETF investment operations has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

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Although Fund Shares are not yet listed on a Primary Listing Exchange33 and, therefore, do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s portfolio.

2.	Investor Uses and Benefits of Products

Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradeability, availability, certainty of purchase price, and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, the Portfolio Instruments of each Fund, Deposit Instruments, and Redemption Instruments. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisors and broker dealers, among others, and will enhance general market knowledge about the Fund’s holdings as well as the performance of its Adviser and any Sub-adviser.

_________________________

33	If Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as a Market Maker and maintain a market for Shares trading on the Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker or Exchange Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares.

29

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know how changes in each Underlying Index are determined and information about such changes will be made available to all investors at the same time. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor any Sub-adviser will have latitude to change or specify certain Deposit Instruments or Redemption Instruments to favor an affiliate.

V.	REQUEST FOR EXEMPTIVE RELIEF

A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Fund Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Fund Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Fund Shares is that its terms provide for such a right to redemption only when such individual Fund Shares are aggregated with a specified number of such other individual Fund Shares that together constitute a redeemable Creation Unit Aggregation. Because the redeemable Creation Unit Aggregation of a Fund can be unbundled into individual Fund Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met. In light of this possible analysis, Applicants request an order to permit the Trust to remain registered as an open-end management investment company and issue Fund Shares that are redeemable in Creation Unit Aggregations only as described herein. Although Fund Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Unit Aggregations, it is expected that the market price of an individual Fund Share will not vary materially from its NAV. Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act.

Creation Unit Aggregations will always be redeemable in accordance with the provisions of the Act. Owners of Fund Shares may purchase the requisite number of Fund Shares and tender the resulting Creation Unit Aggregation for redemption. Moreover, listing and trading on an Exchange will afford all holders of Fund Shares the benefit of intra-day liquidity. Because Creation Unit Aggregations may always be purchased and redeemed at NAV (less certain transactional expenses), the price of individual Fund Shares on the secondary market should not vary materially from the NAV. Also, each investor is entitled to purchase or redeem Creation Unit Aggregations rather than trade the individual Fund Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Fund Shares for accumulation into a Creation Unit Aggregation may outweigh the benefits of redemption.

30

Applicants believe that the Trust’s Fund Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants believe that the existence of Fund Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to the Trust. Applicants further believe that exempting the Trust to permit the Trust to remain registered as an open-end investment company and issue redeemable Creation Unit Aggregations of individual Fund Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and accordingly, Applicants hereby request that the Application for an order of exemption be granted.

B. Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in .any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Fund Shares of each Fund will be listed on an Exchange and one or more Exchange Specialists will maintain a market for such Fund Shares. The Fund Shares will trade on and away from34 the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order. The purchase and sale of Fund Shares of a Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

_________________________

34	Consistent with Rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in Fund Shares through the facilities of such Exchange.

31

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Fund Shares of each Fund on and away from the Exchange at prices based on a bid/offer market, rather than the NAV. Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Fund Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.35

Applicants believe that none of these purposes will be thwarted by permitting Fund Shares to trade in the secondary market at negotiated prices. The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Fund Shares. Secondary market transactions in Fund Shares would not cause dilution for owners of such Fund Shares, because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Fund Shares should not create unjust discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Because anyone may sell or acquire Fund Shares either by selling or purchasing them on an Exchange or by redeeming or creating a Creation Unit Aggregation of such Fund Shares or by making the requisite Creation Deposit (subject to certain conditions), no dealer should have an advantage over any other dealer in the sale of such Fund Shares. Indeed, Applicants believe that the presence of an Exchange Specialist on an Exchange will enhance liquidity because the Exchange Specialist has an obligation to promote a fair and orderly market (e.g., the Exchange Specialist may be expected to effect trades to alleviate temporary disparities in supply and demand for Fund Shares). In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Fund Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough of individual Fund Shares of such Fund to constitute a Creation Unit Aggregation in order to redeem such Fund Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Fund Shares in the secondary market remains narrow. Applicants understand that, to date, SPDRs, MidCap SPDRs, DIAMONDS and QQQQs have consistently traded on Exchanges, at, or very close to, their respective NAVs. Therefore, Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of SPDRs, MidCap SPDRs, DIAMONDS, and QQQQs.

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35	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

32

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Unit Aggregations and pricing and trading Fund Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, Applicants hereby request that an order of exemption under section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.

C. Exemption from the Provisions of Section 22(e)

The Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act up to a maximum of 12 calendar days to certain Global and International Funds under the circumstances described below.36

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption...

Applicants observe that the settlement of redemptions of Creation Unit Aggregations of the Global and International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to twelve (12) calendar days, rather than the seven (7) calendar days required by Section 22(e). Therefore, Applicants request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Global Fund and International Fund customarily clear and settle, but in all cases no later than twelve (12) calendar days following the tender of a Creation Unit Aggregation. With respect to Future Funds that are International Funds or Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. Of course, it is possible that the proclamation of new or special holidays,37 the treatment by market participants of certain days as “informal holidays”38 (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays or changes in local securities delivery practices,39 could affect the information set forth herein at some time in the future. The SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays.

 _________________________

36	Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

37	Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. In this regard, we note short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

38	A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

39	Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

33

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Global Fund and International Fund.

Except as disclosed in the Prospectus and/or SAI for the Global Funds and International Funds for analogous dates in subsequent years, deliveries of redemption proceeds by the Global Funds and International Funds relating to those countries or regions are expected to be made within seven (7) calendar days.

34

The Applicants propose that allowing redemption payments for Creation Unit Aggregations of a Fund to be made within 12 calendar days would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring up to 12 calendar days following a redemption request would adequately afford investor protection. The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

The Applicants desire to incorporate the creation and redemption mechanism for Creation Unit Aggregations of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Unit Aggregations beyond those already generally in place in the relevant jurisdiction. The Applicants believe that this approach may make creations and redemptions of Creation Unit Aggregations less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, the Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Instruments (although as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be required in respect of certain Global Funds and International Funds). Applicants are not seeking relief from Section 22(e) for Global or International Funds that do not effect redemptions of Creation Unit Aggregation in kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven (7) calendar day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

The Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in the WisdomTree Order and iShares Order. On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Unit Aggregations and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected International and Global Funds, as applicable.

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D. Exemption from the Provisions of Section 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a) of the Act pursuant to Sections 6(c) and 17(b) of the Act to allow certain affiliated persons to effectuate purchases and redemptions in-kind. Unless the Commission, upon application pursuant to Section 17(b) of the Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered investment company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust... by the depositor thereof.

Section 17(a)(2) of the Act makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

36

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the Act as well.40

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Fund Shares of a Fund or the Trust, making that investor a first-tier affiliate of each Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that, with respect to other registered investment companies (or series thereof) managed by the Adviser, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in return for a Creation Unit Aggregation (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption procedure with a Fund. The Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Fund Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Fund Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Fund Shares of a Fund in Creation Unit Aggregations. Both the deposit procedures for in-kind purchases of Creation Unit Aggregations and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers. Deposit Instruments, Redemption Instruments, and the balancing Cash Amounts (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer, as described above in Section III.B. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner, regardless of the identity of the purchaser or redeemer. Any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Fund Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Registration Statement.

_________________________

40	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

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Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund to track closely its Underlying Index and, therefore, aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Fund Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid for received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI.	REQUEST FOR SECTION 12(d)(1) RELIEF

A. Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)

1.	General

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) to permit the Acquiring Funds to acquire Fund Shares of the Funds beyond the limits of Section 12(d)(1)(A). Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit the Funds, their principal underwriters and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits of Section 12(d)(1)(B). In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit a Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of Fund Shares. Applicants believe that the 12(d)(1) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

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2.	The Acquiring Funds

As stated in Section I.A. above, the Acquiring Funds are registered management investment companies and UITs, some of which currently are, or may be in the future, affiliated with Authorized Participants. Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) will be registered or not subject to registration as an investment adviser under the Advisers Act. No Acquiring Fund Adviser or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Adviser or Sub-adviser(s). No Acquiring Fund will be in the same group of investment companies as the Funds. Pursuant to the terms and conditions of this Application and the requested order, if granted, each Acquiring Fund will enter into a written agreement with the relevant Fund(s), as discussed immediately below.

Applicants anticipate that there may be Acquiring Funds that are not part of the same group of investment companies as the Funds, but may be sub-advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person or an affiliated person of an affiliated person of an Acquiring Fund because the Adviser or an entity controlling, controlled by or under common control with the Adviser provides investment advisory services to that Acquiring Fund.

3.	Proposed Conditions and Disclosure

In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (“Acquiring Fund Agreement”) (see Section VIII, Condition 12 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with NASD Conduct Rule 283041 pertaining to funds of funds (see Section VIII, Condition 14 below).42

_________________________

41	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to Conduct Rule 2830 that may be adopted by FINRA.

42	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Fund Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by section 17(e) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

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In addition, Applicants propose that the requested 12(d)(1) Relief will be conditioned upon certain additional requirements. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 5, below). Any member of an Acquiring Fund’s Sub-advisory Group (as defined below) individually or the Acquiring Fund’s Sub-advisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 5, below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate43 and the Fund or a Fund Affiliate44 (see Section VIII, Condition 6 below). Each Acquiring Management Company’s board of directors/trustees (“Board of Directors/Trustees”) , including a majority of the directors/trustees that are not “interested persons” (as defined in the Act) of the Acquiring Management Company (“Independent Directors/Trustees”), will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and Acquiring Fund Sub-adviser(s) (defined below) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section VIII, Condition 7, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting45 (see Section VIII Condition 9, below). Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes (see Section VIII, Condition 15, below). A Fund may choose to reject any direct purchase of Creation Unit Aggregations by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

 _________________________

43	An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Sub-adviser(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

44	A “Fund Affiliate” is defined as the Adviser, Sub-adviser(s), promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

45	An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-adviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

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VII.	LEGAL ANALYSIS

A. Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

1.	Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.46

Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.47

_________________________

46	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

47	Id. at 43-44.

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2.	Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(l)) in 1940 to prevent one investment company from buying control of another investment company.48 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.49 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.50

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).51 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).52 These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. Applicants propose a number of conditions designed to address these concerns.

Applicants submit that their proposed conditions (set forth in Section VIII, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants believe that neither an Acquiring Fund nor an Acquiring Fund Affiliate would be able to exert undue influence over a Fund. For example, Condition 5 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-advisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

_________________________

48	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

49	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

50	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

51	See H.R. Rep. No 91-1382,91st Cong., 2d Sess., at 11 (1970).

52	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

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The Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub-advisory Group” is defined as:

any Acquiring Fund Sub-adviser, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub-adviser.

For purposes of this Application, an “Acquiring Fund Sub-adviser” is defined as “any investment advisor within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Management Company.”

In addition, Condition 6 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate. Further, Conditions 5, 6, 7, 8, 9 and 10 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Applicants have designed Condition 13 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose Condition 14 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

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With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees; accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the Board of Directors/Trustees, including a majority of the Independent Directors/Trustees, of any Acquiring Fund, pursuant to Condition 16, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

In order to address concerns about complexity, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

B. Sections 17(a), 17(b) and 6(c)

Applicants seek an exemption from Section 17(a) pursuant to Section 17(b) and Section 6(c) of the Act to permit a Fund, to the extent that the Fund is an affiliated person (as defined in Section 2(a)(3)(B) of the Act) of an Acquiring Fund, to sell Fund Shares to, and purchase Fund Shares from, an Acquiring Fund, and to engage in any accompanying in-kind Creation Unit Aggregation transactions.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, that Fund would become an affiliated person of the Acquiring Fund, and direct, in-kind sales and redemptions of its Fund Shares with an Acquiring Fund, and any accompanying in-kind transactions could be prohibited.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

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(i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii) the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants are seeking relief from any transaction in Creation Unit Aggregations between a Fund and an Acquiring Fund that owns 5% or more of a Fund before the transaction. Applicants expect that most Acquiring Funds will purchase Fund Shares in the secondary market and will not purchase Creation Unit Aggregations directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Fund Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.53 In addition, Deposit Instruments, Redemption Instruments, and the balancing Cash Amounts (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer, as described above in Section III.B.

_________________________

53	To the extent that purchases and sales of Fund Shares of a Fund occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Fund Shares in Creation Unit Aggregations by a Fund to an Acquiring Fund and redemptions of those Fund Shares. The requested relief is also intended to cover the in-kind transactions that would accompany such sales and redemptions.

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Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund. The purchase of Creation Unit Aggregations by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Unit Aggregations directly from a Fund to represent that the purchase of Creation Unit Aggregations from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Fund Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VIII.	Express Conditions to this Application

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

ETF Relief

1. As long as a Fund operates in reliance on the requested relief to permit ETF operations, its Fund Shares will be listed on an Exchange.

2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable and that owners of Fund Shares may acquire those Fund Shares from a Fund and tender those Fund Shares for redemption to a Fund in Creation Unit Aggregations only.

3. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4. The requested relief other than the 12(d)(1) Relief will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

12(d)(1) Relief

Applicants agree that any Order granting the requested 12(d)(1) Relief will be subject to the following conditions:

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5. The members of the Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund’s Sub-advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Sub-advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Fund Shares in the same proportion as the vote of all other holders of the Fund Shares. This condition does not apply to an Acquiring Fund Sub-advisory Group with respect to a Fund for which the Acquiring Fund Sub-adviser or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

6. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

7. The Board of Directors/Trustees of an Acquiring Management Company, including a majority of the Independent Directors/Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Sub-adviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8. Once an investment by an Acquiring Fund in Fund Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the trustees that are not “interested persons” (as defined in the Act) of the Fund (“Fund Independent Trustees”), will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

9. No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund will cause the Fund to purchase a security in any Affiliated Underwriting.

10. The Board of a Fund, including a majority of the Fund Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

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11. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six (6) years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two (2) years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the were made.

12. Before investing in Fund Shares in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their Boards of Directors/Trustees and their investment adviser(s) or their Sponsors or the trustee of any Acquiring Trust (“Trustee”), as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Fund Shares in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six (6) years thereafter, the first two (2) years in an easily accessible place.

13. The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-adviser will waive fees otherwise payable to the Acquiring Fund Sub-adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-adviser, or an affiliated person of the Acquiring Fund Sub-adviser, other than any advisory fees paid to the Acquiring Fund Sub-adviser or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-adviser. In the event that the Acquiring Fund Sub-adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

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14. Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

15. No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes.

16. Before approving any advisory contract under Section 15 of the Act, the Board of Directors/Trustees of each Acquiring Management Company, including a majority of the Independent Directors/Trustess, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

IX.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

Jane A. Kanter, Esq.

202-261-3302

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

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X.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the application be directed to the persons and address printed on the application’s facing page. Also, Applicants have attached as exhibits to the Application the required verifications.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Luigi Vacca is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Sole Member of the Adviser. Mr. Vacca is also Sole Trustee of the Trust and is authorized to sign on behalf of the Trust. Matthew B. Brown is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Managing Principal of the Distributor.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the Relief requested by this Application.

Dated: March 12, 2013

Sage Quant ETF Trust
By:	/s/ Luigi Vacca
	Name:	Luigi Vacca
	Title:	Sole Trustee

Sage Quant Management LLC
By:	/s/ Luigi Vacca
	Name:	Luigi Vacca
	Title:	Sole Member

ETF Distributors LLC
By:	/s/ Matthew B. Brown
	Name:	Matthew B. Brown
	Title:	Managing Principal

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Verification

The undersigned states that he has duly executed the attached Application dated March 12, 2013 for and on behalf of Sage Quant Management LLC; that he is the Sole Member of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Luigi Vacca
	Name:	Luigi Vacca
	Title:	Sole Member

The undersigned states that he has duly executed the attached Application dated March 12, 2013 for and on behalf of Sage Quant ETF Trust; that he is the Sole Trustee of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Sage Quant ETF Trust
By:	/s/ Luigi Vacca
	Name:	Luigi Vacca
	Title:	Sole Trustee

The undersigned states that he has duly executed the attached Application dated March 12, 2013 for and on behalf of ETF Distributors LLC; that he is the Managing Principal of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ETF Distributors LLC
By:	/s/ Matthew B. Brown
	Name:	Matthew B. Brown
	Title:	Managing Principal

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EXHIBIT A — Description of Initial Fund, the Sage Quant Low Volatility and Dividend Fund (“Fund”), and its Index

SQ Low Volatility and Dividend Index

The Fund seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the Index.

The Index is a quantitative index intended to offer exposure to approximately 150 dividend-paying large capitalization and medium-capitalization equity securities with low expected future volatility as determined by the Index Provider’s proprietary methodology. Volatility is a measurement asset price fluctuations over time. Lower volatility would imply lower asset price fluctuations over time. To construct the Index, the Index Provider utilizes a proprietary methodology that estimates future volatility for the 500 largest-capitalization equity securities using inputs such as the price of the security, interest rate levels and option prices. The Index Provider then removes any stock that does not currently pay dividends or is not expected to pay dividends in the future. In the event fewer than 150 stocks are left after this initial selection process is concluded, stocks with lower capitalizations are then considered for inclusion in the Index, which are then ranked using the proprietary methodology until at least 150 stocks are included in the Index. The Index is expected to include 150 stocks, but may include as many as 160 stocks or as little as 140 stocks. The Index Provider intends to divide the Index’s market capitalization uniformly among the stocks included in the Index.

The Index is rebalanced and reconstituted on a monthly basis. To avoid incurring high transaction costs due to frequent trading, the Index is designed to minimize the addition or deletion of stocks that are otherwise eligible to remain in the Index to those that either have a disproportionately high or low presence in the Index. The Index Provider may reduce the weighting of stocks that are otherwise eligible to remain in the Index whose market value exceeds twice the average value of a stock included in the Index or increase weightings of stocks that are otherwise eligible to remain in the Index whose market value is less than half the average value of a stock included in the Index. Index constituents are weighted equally at the time of rebalancing and reconstitution, and the weights will vary with market prices until the next monthly rebalancing and reconstitution date.

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